BeWell Digital

Inclusive & Quality
healthcare for all





BeWell Digital helps India's **1.5mn** hospitals, labs, clinics and pharmacies comply with insurance regulatory compliance so that they could work with 530 Million insured Indians.

BeWell
Digital

The new Insurance regulation requires...

- **Hospitals to obtain quality accreditation in order for them to work with 530mn+ Insured Indians**

- **Takes 3-6 months time**

- **Every two year renewal**



BeWell Digital

How BeWell Digital helps hospitals?

- Obtain quality accreditation for working with Insurance

- With a Software

- Makes it available on Day 1

- And helps them digitize patient health record



BeWell Digital

In four weeks of Launch.



6

Hospitals

$1500

Monthly recurring revenue

5000

Patient records

BeWell Digital

The SaaS Market size is $1.25B just in India

	Product need	# of entities	Total Market Size
Hospitals	NABH compliance	50,000	$350,000,000
Labs	NABL compliance	1,10,000	$330,000,000
Pharmacy	Digitization	8,00,000	$400,000,000
Clinics	Digitization	5,00,000	$150,000,000
		TAM	$1,230,000,000

BeWell Digital

No other player does compliance and HMS

COMPLIANCE ONLY

LOW TECH



Pinaacle

BMQR Certifications Private Limited
Leading ISO Certification Body In India



HOSPITAL MANAGEMENT SYSTEM (HMS)

HIGH TECH

Insta®


AOSTA

hCue


HOSMAN
Software Solutions
(Hospital Management Software)


Caresoft HIS

Plus91 Technologies

COMPLIANCE + HMS

HIGH TECH



BEWELL DIGITAL



Meet the Team



VISHNU

CHIEF TECHNOLOGY OFFICER

Masters in Software Engineering and a software engineer for 10 years.



ALAGIRI

CHIEF EXECUTIVE OFFICER

Data & Analytics PM - Zenefits who built products that increased the customer upsell rate by 9x



SRIDEVI

CHIEF MEDICAL CONSULTANT

ICU Doctor who has handled 10k+ emergency cases in accredited hospitals.



BeWell Digital



" BeWell Digital is building the operating
system for India's **1.5mn** hospitals,
labs, clinics and pharmacies by starting
with insurance regulatory compliance.

BeWell
Digital



Insurance regulatory compliance for India's 1.5mn hospitals, pharmacies and labs.

- Hospitals to obtain quality accreditation in order for them to work with 530mn + Insured Indians

- Launched 4 weeks ago: 6 paying hospitals, $1,500 MRR

- $1.5B TAM in India

- Team - ICU doctor, Zenefits PM and full stack engineer

← BACK TO FOUNDERS   Share



ALAGIRI SENTHILKUMAR + VISHNU VARDHANA BALU

Digitizing medical records across India's hospitals, labs, and clinics.

COMPANY: Be Well Digital

ROLE: Co-founders

What drew you both to this particular problem?

(Alagiri) My wife and I were in India for the first trimester of her pregnancy. We then moved to Canada and, when she went to the doctors there, the numbers were much different. The pregnancy became more and more complicated as it progressed – the day she went into labor we were unsure if we'd leave the hospital as 2 or 3 people. When he was born, our son stayed in the ICU for 3-4 days.

The reason it got so complicated was that the Canadian doctors didn't have access to the Indian doctors' records. My wife herself is a doctor and if we'd had access to this info, we could've noticed borderline values and taken more precautions.

That was the starting point for me to really zero in on digitizing healthcare information. Vishnu himself also experienced trouble due to a lack of easily accessible, digitized medical information in his travels abroad. So we joined forces.

We're best friends from college – we've been friends for 14 years. We'd tackled difficult challenges together so we knew that our partnership could play a huge role in solving a problem that was much larger than our own lived experiences.

What has it been like to become co-founders with a longtime friend?

(Vishnu) Our friendship allowed us to grow into co-founders who understood where the other was coming from without having to explain too much. I think we've gained an even deeper trust in one another as we work towards this single, incredibly important goal of using data to improve healthcare outcomes & making access.

What's the best piece of user feedback you've gotten so far?

(Alagiri) The most useful piece of user feedback has actually been strategic; a user told us "there's currently no incentive for doctors to digitize their records." Without this, we wouldn't have known about new regulations that had gone live in India – it was blunt but critical. We were able to reorient and focus on solving this problem.

We've also gotten really great feedback from the hospitals using our software – they've already expressed that they want to grow with us and use different products that we can develop down the line.

Is there a specific source of inspiration that keeps you pushing through tougher moments?

(Alagiri) What comes to mind for me in tough moments is what it could have meant for someone to live a few years longer – had they had better medical care. What would that have meant to them? Their children? Their parents? I think about all the happiness that could have been created in those extra years of life. It's a clear way for me to think about the real impact of medical data – of having accurate data readily available.

What was YC like?

(Vishnu) YC felt like an entire grad school condensed into 3 months. As a technical co-founder, I was caught off guard when they opened the very first seminar with "What is the value system of your company?" I had only been worried about writing code! But now I'm committed to being the best CTO possible – I want to have a hand in shaping our core values and put them into every line of code I write.

It was really useful to have a community of founders going through the same intense process. It's also really encouraging to have YC as that force saying "We believe in you." They give you every possible support, from legal support to weekly meetings with mentors.

What has been your biggest misstep and what did you learn in that moment?

(Alagiri) I don't think I'd characterize anything we've done so far as a mistake – just learning experiences. Like every company, we hired someone that we quickly realized didn't align with our values but it was useful; it helped us figure out how we wanted to strengthen our hiring process.

What's a song or album that's gotten you through 2020?

(Vishnu) So for several months, we've regularly made TikToks together. Thank you for reminding us we haven't made one in a while! We should do that haha.

(Alagiri) We also used to car jam a lot when we were in the same city.

Favorite emoji or gif?

(Vishnu) We aren't big emoji people but we have a bunch of internal jokes within the team. If we had to choose, it'd probably be the raised hands... 🙌

(Alagiri) or the thumbs up! 👍



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Alagiri Senthilkumar

CEO & Co-Founder at BeWell Digital (YC W21)

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Alagiri Senthilkumar
CEO & Co-Founder at BeWell Digital (YC W21)
1mo •

Thank you WeFunder for covering our story:

Get to know the founders & story behind BeWell 🤩

wefunder.com • 1 min read

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